

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 3, 2019

Via Electronic Mail

Sarah Clinton
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

   Re: Calvert Fund, *et al.*; File No. 812-14989

Dear Ms. Clinton:

  By form APP-WD filed with the Securities and Exchange Commission on April 2, 2019, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

        Sincerely,

        /s/ David J. Marcinkus

        David J. Marcinkus
        Branch Chief